Exhibit 99.1

ENERFLEX LTD. REPORTS FOURTH QUARTER 2023 FINANCIAL AND OPERATIONAL RESULTS

ADJUSTED EBITDA OF $126 MILLION AND $185 MILLION OF FREE CASH FLOW

ENGINEERED SYSTEMS BACKLOG OF $1.5 BILLION PROVIDES SOLID VISIBILITY FOR 2024

REPAID $167 MILLION OF DEBT AND REDUCED NET DEBT-TO-EBITDA RATIO1 TO 2.3 TIMES AT YEAR END

NEWS RELEASE

CALGARY, Alberta, February 28, 2024 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today reported its financial and operational results for the three months and year ended December 31, 2023. All amounts are presented in Canadian dollars unless otherwise stated.

Q4 2023 FINANCIAL AND OPERATIONAL OVERVIEW

•	Generated revenue of $782 million compared to $778 million in Q3/2023, with results driven by continued strong performance from recurring businesses.

•

Increased gross margin before depreciation and amortization to $216 million, or 27.7% of revenue, compared to $201 million, or 25.8% of revenue in Q3/2023. Energy Infrastructure and After-market Services product lines generated 67% of consolidated gross margin before depreciation and amortization during Q4/2023, comparable with the third quarter.

•	Adjusted earnings before finance costs, income taxes, depreciation, and amortization (“adjusted EBITDA”) of $126 million compared to $122 million in Q3/2023 and $86 million in Q4/2022.

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In the fourth quarter of 2023, EBITDA was reduced by $39 million of losses related to foreign exchange and associated instruments. Additionally, $4 million of interest income in Q4/2023 is not reflected in adjusted EBITDA.

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Repaid $167 million of long-term debt during Q4 2023, consistent with the Company’s focus on strengthening the balance sheet. Reported net debt declined by $151 million including reductions in cash and cash equivalents and the impact of a strengthening Canadian dollar on the measurement of U.S. Dollar denominated debt.

•

Cash provided by operating activities was $209 million in Q4/2023, which included net working capital recovery of $144 million. This is a $138 million improvement over cash provided by operating activities in Q3/2023 and an increase of $225 million compared to Q4/2022. Free cash flow was $185 million in Q4/2023 compared to a use of cash of $43 million during Q4/2022.

•	Invested $24 million in the business, including $6 million of growth investments in response to strong demand and customer commitments for electric drive contract compression equipment in the U.S.

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Recorded Engineered Systems bookings of $327 million in Q4/2023 and $1.7 billion for the year. Exited Q4/2023 with Engineered Systems backlog of $1.5 billion, providing strong visibility into future revenue generation and business activity levels.

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Since closing of the transaction (the “Transaction”) to acquire Exterran Corporation (“Exterran”), Enerflex has captured approximately US$62 million of annual run-rate synergies, exceeding the US$60 million of anticipated synergies within 18 months from Transaction close of October 13, 2022.

[1]	Bank-adjusted.

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Recognized an $87 million goodwill impairment in the LATAM segment. This non-cash impairment was largely driven by the ongoing devaluation of the Argentine peso and the restrictions on repatriating cash held in Argentina.

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Capitalized on continuing robust demand for natural gas, as customers aim to decarbonize their operations. Customer activity levels remained solid, particularly for cryogenic natural gas processing facilities, reflecting Enerflex’s expanded product offering as a result of the Transaction.

“We delivered a strong finish to the year, with solid operating results across Enerflex’s geographies,” said Marc Rossiter, Enerflex’s President and Chief Executive Officer. “Our Energy Infrastructure and After-Market Services business lines demonstrated steady performance in 2023, and are positioned to continue driving stable, sustainable returns thanks to Enerflex’s diversified global footprint. Our Engineered Systems business line achieved record annual revenue and successfully navigated a volatile supply chain environment to deliver solid margins. As we enter 2024, visibility across our business is strong, supported by contract coverage across our Energy Infrastructure assets, the recurring nature of our After-market Services business and a $1.5 billion Engineered Systems backlog. We are in the home stretch of the integration of Exterran, with over US$60 million of annual run-rate synergies and recent achievements including the streamlining of our global manufacturing footprint, exiting six non-core geographies, and monetization of non-core assets. We expect these actions, coupled with our focus on further enhancing the profitability of core operations, to enable continued debt reduction in 2024 and enhance Enerflex’s ability to deliver shareholder returns over the mid-and-long term.”

Preet Dhindsa, Enerflex’s Interim Chief Financial Officer, added, “Enerflex’s results in the fourth quarter met or exceeded the ranges provided in our most recent guidance. We are especially pleased with our on-going efforts to more efficiently manage working capital. With the support of Enerflex’s strong global leadership team and talented employees, we are improving the profitability and resiliency of our international business, with an objective to generate sustainable free cash flow, reduce debt levels, and position the company for long term growth and value creation.”

SUMMARY RESULTS

	Three months ended		Twelve months ended
	December 31,		December 31,
($ Canadian millions, except percentages)	2023	2022	2023	2022
Revenue	$782	$690	$3,162	$1,778
Gross margin	163	127	617	323
Selling, general and administrative expenses	102	157	396	301
Foreign exchange loss[1]	22	18	59	19

Operating income (loss)	$38	$(48)	$162	$2

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Earnings before finance costs, income taxes, depreciation and amortization (“EBITDA”)	2	18	325	87
Earnings before finance costs and income taxes (“EBIT”)[2]	(68)	(45)	58	(41)
Net loss	(127)	(81)	(111)	(101)
Cash provided by (used in) operating activities	209	(16)	273	20

Key Financial Performance Indicators (“KPIs”)[3]
ES bookings	$327	$415	$1,725	$1,313
ES backlog	1,499	1,506	1,499	1,506
Gross margin as a percentage of revenue	20.8%	18.4%	19.5%	18.2%
Gross margin before depreciation and amortization (“Gross margin before D&A”)	216	177	823	431
Adjusted EBITDA	126	86	513	224
Free cash flow[4]	185	(43)	193	(27)
Long-term debt	1,215	1,390	1,215	1,390
Net debt	1,089	1,137	1,089	1,137
Bank-adjusted net debt to EBITDA ratio	2.3	3.3	2.3	3.3
Return on capital employed (“ROCE”)[5]	2.1%	-2.2%	2.1%	-2.2%

1

The Company disaggregated foreign exchange loss from total selling, general and administrative expenses (“SG&A”) following continuing review of SG&A presentation by the Company’s management (“Management”). Please refer to Note 2(b) of the Notes to the Consolidated Financial Statements for additional details.

2	EBIT includes a $87 million goodwill impairment for the three and twelve-months ending December 31, 2023 (December 31, 2022 – nil and $48 million).
3	These KPIs are non-IFRS measures. Further detail is provided in the “Non-IFRS Measures” section of this MD&A.
4	Refer to the “Non-IFRS Measures” section of this MD&A for more information on free cash flow.
5	Determined by using the trailing 12-month period.

Enerflex’s audited consolidated financial statements and notes (the “financial statements”) and Management’s Discussion and Analysis (“MD&A”) as at and for the year ended December 31, 2023, can be accessed on the Company’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

BALANCE SHEET

As at December 31, 2023, Enerflex’s net debt balance was $1.1 billion, which included $126 million of cash and cash equivalents, and the Company maintained strong liquidity with access to $473 million under its credit facility. Enerflex’s bank-adjusted net debt-to-EBITDA ratio was approximately 2.3 times as at December 31, 2023 compared to 2.7 times at the end of Q3/2023 and 3.3 times at the end of Q4/2022.

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DELIVERING SUSTAINABLE RETURNS TO SHAREHOLDERS

Enerflex is committed to paying an attractive and sustainable quarterly cash dividend to shareholders. The Board of Directors (the “Board”) has declared a quarterly dividend of $0.025 per share, payable on May 1, 2024, to shareholders of record on March 13, 2024.

OUTLOOK

Operating results in 2024 will be underpinned by the highly contracted Energy Infrastructure product line and the recurring nature of After-market Services, which together are expected to account for 55% to 65% of our gross margin before depreciation and amortization.

Complementing Enerflex’s recurring revenue businesses is the Engineered Systems product line, which carried a backlog of approximately CAD$1.5 billion (US$1.1 billion) as at December 31, 2023 and is expected to benefit from increasing natural gas production in our core regions. The Company expects the majority of its backlog to convert into revenue over the next 12 months.

Enerflex is targeting a disciplined capital program in 2024, with total capital expenditures of US$90 million to US$110 million. This includes a total of approximately US$70 million for maintenance and PP&E capital expenditures. Investing to expand our Energy Infrastructure business in 2024 is discretionary and will be allocated to customer supported opportunities that are expected to generate attractive returns and deliver value to Enerflex shareholders.

Enerflex will continue to focus on debt reduction and lowering net finance costs in 2024, which will improve our ability to provide shareholder returns over the medium and long-term. We continue to evaluate our target long-term capital structure and capital allocation parameters and expect to provide more clarity in the coming months.

Long-term fundamentals for natural gas are robust, given its critical role in supporting global decarbonization efforts and future economic growth. Enerflex is poised for long-term growth as it continues to capitalize on the growing demand for low-carbon solutions through its vertically integrated natural gas, produced water and energy transition offerings.

CONFERENCE CALL AND WEBCAST DETAILS

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Thursday, February 29, 2024 at 8:00 a.m. (MST), where members of senior management will discuss the Company’s results. A question-and-answer period will follow.

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To participate, register at https://register.vevent.com/register/BI222e9b07c1cd49bf83196ef e5ae1976c. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/c68of9ho.

NON-IFRS MEASURES

Throughout this news release and other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flows, including net debt to EBITDA ratio and bank-adjusted net debt to EBITDA ratio. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Accordingly, non-IFRS measures should not be considered more meaningful than generally accepted accounting principles measures as indicators of Enerflex’s performance. Refer to “Non-IFRS Measures” of Enerflex’s MD&A for the year ended December 31, 2023, information from which is incorporated by reference into this news release and can be accessed on Enerflex’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

ADJUSTED EBITDA

	Three months ended		Twelve months ended
	December 31,		December 31,
($ Canadian millions, except percentages)	2023	2022	2023	2022
EBIT	$(68)	$(45)	$58	$(41)
Restructuring, transaction and integration costs	25	57	61	71
Share-based compensation	(1)	12	8	16
Impairment of goodwill	87	—	87	48
Depreciation and amortization	70	63	268	128
Finance leases	13	0	32	1

Adjusted EBITDA	$126	$86	$513	$224

FREE CASH FLOW

The Company has introduced a new key performance indicator for free cash flow. Free cash flow may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management has adopted this non-IFRS measure to help users of the financial statements assess the level of free cash generated to fund other non-operating activities.

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The Company defines free cash flow as cash provided by (used in) operating activities, less maintenance capital expenditures, mandatory debt repayments, lease payments and dividends paid, with proceeds on disposals of PP&E and EI assets added back. The following tables reconcile free cash flow to the most directly comparable IFRS measure, cash provided by (used in) operating activities:

	Three months ended		Twelve months ended
	December 31,		December 31,
($ Canadian millions, except percentages)	2023	2022	2023	2022
Cash flow from operating activities before changes in working capital and other	$65	(1)	260	91
Net change in working capital and other	144	(15)	14	(71)

Cash provided by (used in) operating activities	$209	(16)	273	20
Less:
Maintenance capital and PP&E expenditures	(18)	(23)	(60)	(38)
Mandatory debt repayments	(13)	—	(27)	—
Lease payments	(4)	(5)	(20)	(16)
Dividends	(3)	(2)	(12)	(9)
Add:
Proceeds on disposals of PP&E and EI assets	14	3	40	16

Free cash flow	$185	(43)	193	(27)

The Company experienced positive movements in working capital during the three months ended December 31, 2023. This positive working capital change is primarily attributable to significant cash collections that impacted accounts receivable, contract assets and deferred revenues; use of inventories; and the sale of an asset that was accounted for as a finance lease. While the Company has been able to efficiently manage it’s working capital globally, it does not expect the magnitude of the recovery realized to be repeated.

Included in free cash flow for the three months ended December 31, 2023 is a benefit of $34 million of unrealized foreign exchange losses on cash, and $18 million of unrealized losses on short-term investments. While the Company does not experience an outflow of cash associated with these unrealized losses on cash or short-term investments, these unrealized losses impact the cash available to fund other non-operating activities.

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BANK-ADJUSTED NET DEBT TO EBITDA RATIO

The Company defines net debt as short- and long-term debt less cash and cash equivalents at period end, which is then divided by EBITDA for the trailing 12 months. In assessing whether the Company is compliant with the financial covenants related to its debt instruments, certain adjustments are made to net debt and EBITDA to determine Enerflex’s bank-adjusted net debt-to-EBITDA ratio. These adjustments and Enerflex’s bank-adjusted net debt to EBITDA ratio are calculated in accordance with, and derived from, the Company’s financing agreements.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION

Gross margin before depreciation and amortization is a non-IFRS measure defined as gross margin excluding the impact of depreciation and amortization. The historical costs of assets may differ if they were acquired through acquisition or constructed, resulting in differing depreciation. Gross margin before depreciation and amortization is useful to present operating performance of the business before the impact of depreciation and amortization that may not be comparable across assets.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “forward-looking information and statements”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking information and statements. The use of any of the words “future”, “continue”, “estimate”, “expect”, “may”, “will”, “could”, “believe”, “predict”, “potential”, “objective”, and similar expressions, are intended to identify forward-looking information and statements. In particular, this news release includes (without limitation) forward-looking information and statements pertaining to: the Engineered Systems backlog of $1.5 billion and such backlog providing strong visibility into future revenue generation and business activity levels of the Company expectations as to continued robust demand for natural gas and electric drive compression as customers are to decarbonization their operations; the Company’s expectations to continue driving stable, sustainable returns; the continuation of debt reduction initiatives and the expectation that such initiatives will improve the ability to deliver shareholder returns over the mid-and-long term; the Company’s objective to generate sustainable free cash flow, reduce debt levels, and position itself for long term growth and value creation; all disclosures provided under the heading “Outlook” including: (i) expectations that 55% to 65% of gross margin before depreciation and amortization will be derived from the Energy Infrastructure and After-market Services

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product lines; (ii) expectations that the Engineered Systems product line will benefit from increasing natural gas production in our core regions; (iii) expectations that a majority of the CAD$1.5 billion (US$1.1 billion) backlog will convert to revenue over the next 12 months; (iv) the disciplined capital program in 2024 with total capital expenditures of between US$90 million to US$110 million (including a total of approximately US$70 million for maintenance and PP&E capital expenditures); (v) expectations that the investing to expand our Energy Infrastructure business will be discretionary and allocated to customer supported opportunities that are expected to generate attractive returns and deliver value to Enerflex shareholders; (vi) the continued evaluation of the long-term capital structure and capital allocation parameters and the timing associated with providing additional clarity; and (vii) the position of the Company to capitalize on long-term growth due to the growing demand for low-carbon solutions; and the continuation of the Company to pay an attractive and sustainable quarterly dividend.

All forward-looking information and statements in this news release are subject to important risks, uncertainties, and assumptions, which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions; the markets in which Enerflex’s products and services are used; general industry conditions; the ability to successfully continue to integrate Exterran and the timing and costs associated therewith; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; insufficient funds to support capital investments; availability of qualified personnel or management; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, these statements, including but not limited to: the ability of Enerflex to realize the anticipated benefits of, and synergies from, the acquisition of Exterran and the timing and quantum thereof; the interpretation and treatment of the Transaction by applicable tax authorities; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate the integrated business; risks associated with technology and equipment, including potential cyberattacks; the occurrence and continuation of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form for the year ended December 31, 2023 accessible on SEDAR+; in Enerflex’s management’s discussion and analysis for the year ended December 31, 2023 accessible on SEDAR+; and in Enerflex’s Management Information Circular dated September 8, 2022, and in the Proxy Statement of Exterran and Prospectus of Enerflex dated September 12, 2022, accessible on www.sedarplus.ca and www.sec.gov/edgar, respectively.

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Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. The forward-looking information and statements included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

The outlook provided in this news release is based on assumptions about future events, including economic conditions and proposed courses of action, based on Management’s assessment of the relevant information currently available. The outlook is based on the same assumptions and risk factors set forth above and is based on the Company’s historical results of operations. The outlook set forth in this news release was approved by Management and the Board of Directors. Management believes that the prospective financial information set forth in this news release has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments, and represents the Company’s expected course of action in developing and executing its business strategy relating to its business operations. The prospective financial information set forth in this news release should not be relied on as necessarily indicative of future results. Actual results may vary, and such variance may be material.

ABOUT ENERFLEX

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,800 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Headquartered in Calgary, Alberta, Canada, Enerflex and its affiliated entities operate in over 70 locations in: Canada, the United States, Argentina, Bolivia, Brazil, Colombia, Mexico, Peru, the United Kingdom, the United Arab Emirates, Bahrain, Oman, Egypt, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, Indonesia, and Thailand.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

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For investor and media enquiries, contact:

Marc Rossiter

President and Chief Executive Officer

E-mail: MRossiter@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Investor Relations

E-mail: JFetterly@enerflex.com

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